Mail Stop 3561

August 10, 2009

Norbert Sporns, Chief Executive Officer
HQ Sustainable Maritime Industries, Inc.
Melbourne Towers, 1511 Third Avenue, Suite 788
Seattle, WA 98101

>   **Re: HQ Sustainable Maritime Industries, Inc.**
>   **Form 10-K for fiscal year ended December 31, 2008**
>   **Filed March 12, 2009**
>   **File No. 001-33473**

Dear Mr. Sporns:

   We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on March 12, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations – Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 24

1. We note your response to comment four from our letter dated July 8, 2009 including your statement that your increase in sales is attributable to a multitude of reasons rather than a simple mathematical correlation between production capacity and sales. Your current disclosures indicate a 25% increase in revenues in your aquatic products segment and a 19% corresponding increase in your marine bio and healthcare products in 2008 in comparison to 2007. Please revise your disclosures within Results of Operations to describe the primary drivers for your increased revenues, which may include but are not limited to the introduction of new products, increased selling prices in comparison to prior year, additional sales to new geographic territories, or increased production capacity allowing you to meet additional sales demands. SEC Release 33-8350, available on our website at www.sec.gov./rules/interp/33-8350.htm, states that a primary objective of MD&A is to provide a narrative explanation of a company's financial statements that enables investors to see the company through the eyes of management.

Item 8. Consolidated Financial Statements and Supplementary Data, page 29

Notes for the Consolidated Financial Statements, page 39

2. We note your response to comment 10 from our letter dated July 8, 2009 and your intention to disclose within MD&A your $1,621,000 expense related to the 300,000 share issuance on March 18, 2008. Please explain to us how you have calculated such amount, as it appears the market value of your stock was approximately $12 per share at the date of the issuance of the shares. Please add disclosure within the footnotes to your consolidated financial statements within your amended 10-K indicating the amount of expense recorded related to this issuance and where you have classified the expense in your consolidated statement of income.

Note 3 – Accounting Policies, page 40

N. Segments, page 43

3. We note your response to comment 11 from our letter dated July 8, 2009 including your proposed revisions within 'Distribution Channels' at Item 1 – Business. We acknowledge your statement that 'less than 10% of consolidated revenues and less than 10% of consolidated income from operations is generated outside of Mainland China because a

large amount of seafood products are sold in China for export to the United States'. We note your disclosures at page 2 state your 'products are sold principally to customers in North America, Europe and Asia', while at page 5 you indicate '…we export from our subsidiary in the PRC varying quantities of tilapia in different forms to the United States, Europe, Asia and other regions'. Please revise your disclosures throughout your entire Form 10-K to clearly state that the vast majority of your sales occur within China to Asian clients, with subsequent distribution in the United States and Europe completed by independent parties. In addition, your disclosure at page 2 indicates your primary sales office is located in Seattle, Washington. Please clarify that your current sales activity is primarily limited to distributors within China, rather than within the U.S.

Executive Compensation, page 61

4. We note your response to comment 13 of our letter dated July 8, 2009, and we reissue it. Please provide a more detailed discussion of how the compensation committee and the board of directors awarded the annual bonuses for your named executive officers. For example, on page 12 of your response letter, you indicate you considered five performance objectives, but fail to clarify whether these relate solely to the awarding of annual bonuses and if these objectives were set prospectively or retroactively. On page 11 of the response letter, you indicate that your compensation was evaluated based on "targeted levels." If your annual bonuses were based on performance targets, please disclose those targets.

5. We note your response to comment 14 of our letter dated July 8, 2009, and we reissue it in part. Please revise to clarify the following:
   - Summary Compensation Table: Please include the material terms of your employment agreements with your named executive officers in footnotes A and B.
   - Nonqualified Deferred Compensation Table: Please explain what you mean by "retained compensation" and provide a more detailed explanation of the amounts in the "Aggregate Withdrawals/Distribution" and "Aggregate Balance at Last Fiscal Year-End" columns.
   - Director Compensation Table: Please reconcile the figures in footnote A with those in the first two columns for Messrs. Intrater and Emas.

6. We note your response to comment 15 of our letter dated July 8, 2009, and we reissue the comment. We are unable to find a full description of your "limited fringe benefits, perquisites, severance and other benefits," in your proposed revisions. This should include providing details of what you mean by "rental payments and insurance," as described in the proposed footnote C of your Summary Compensation Table.

Exhibits

7. We note your response to comment 17 from our letter dated July 8, 2009. While we acknowledge your inclusion of consents into previously filed registration statements, it appears your registration statements also incorporate by reference your future Exchange Act

filings. For example, it appears your Form S-3 filed November 5, 2008 incorporates by reference all documents to be filed under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of filing of the registration statement. Please include the required consent from your current auditor under Exhibit 23 or advise us why it is not applicable.

Exhibits 31.1 and 31.2

8.   We note your response to comment 19 from our letter dated July 8, 2009 and your intention to conform the introductory language of your certifications to Item 601(b)(31) of Regulation S-K in future filings. Please confirm to us that your certifications will be revised within your upcoming amendment to Form 10-K.

* * * *

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review, if appropriate. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        Questions may be directed to David Walz, the primary accounting examiner for this filing, at (202) 551-3358 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 for accounting issues and Edwin S. Kim, the primary legal examiner for this filing, at (202) 551-3297 or me at (202) 551-3790 for all other issues.

                                                    Sincerely,

                                                    John Reynolds
                                                    Assistant Director

cc: Jie Xiu, Esq.
        Fax: (212) 704-5904